Filed Pursuant to Rule 424(b)(5)
Registration No. 333-141009

Prospectus Supplement
(To Prospectus dated March 1, 2007)

5,666,195 shares

Common stock

The selling stockholders identified in this prospectus supplement are selling 5,666,195 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “ARP.” On March 8, 2007, the last reported sale price of our common stock was $32.67 per share.

	Per share	Total
Initial price to public	$32.2500	$182,734,789
Underwriting discounts	$1.531875	$8,679,902
Proceeds to selling stockholders, before expenses	$30.718125	$174,054,886

Certain stockholders have granted the underwriters an option for a period of 30 days to purchase up to 849,428 additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

Investing in our common stock involves a high degree of risk. See “Risk factors” on page S-11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on March 14, 2007.

JPMorgan	Goldman, Sachs & Co.

Robert W. Baird & Co.	CIBC World Markets

William Blair & Company	Credit Suisse

Prospectus Supplement dated March 8, 2007

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About this prospectus supplement

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. The prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, from time to time and up to an aggregate amount of 6,515,623 shares (including this offering), the selling stockholders may offer common stock. No securities have been sold under this shelf registration as of the date of this prospectus supplement. In the accompanying prospectus, we provide you with a general description of the securities the selling stockholders may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the prospectus include, or incorporate by reference, important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the prospectus. If any specific statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the prospectus, as well as the additional information described under “Where you can find more information” and “Certain documents incorporated by reference” in the prospectus before investing in our common stock.

Market data

We operate in an industry in which it is difficult to obtain precise industry and market information.

Although we have obtained some industry data from third-party sources that we believe to be reliable, in many cases we have based certain statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus regarding our industry and our position in the industry on our estimates concerning our customers and competitors. These estimates are based on our experience in the industry, conversations with our principal vendors, our own investigation of market conditions and information obtained through our numerous acquisitions.

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Prospectus summary

This summary highlights only selected information contained or incorporated by reference elsewhere in this prospectus supplement and the accompanying prospectus and does not contain all of the information you should consider before investing in our common stock. You should read carefully this entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer. Please read “Risk factors,” on page S-11 of this prospectus supplement, and the incorporated documents referred to therein, for more information about important risks that you should consider before buying our common stock. In this prospectus supplement, “American Reprographics Company,” “ARC,” “the company,” “we,” “us,” and “our” refer to American Reprographics Company and its consolidated subsidiaries, unless the context otherwise dictates.

Our company

We are the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction industry, or AEC industry. We also provide these services to companies in non-AEC industries, such as technology, financial services, retail, entertainment, and food and hospitality, that require sophisticated document management services similar to our core AEC offerings. Reprographics services typically encompass the digital management and reproduction of construction documents or other graphics-related material and the corresponding finishing and distribution services. The business-to-business services we provide to our customers include document management, document distribution and logistics, print-on-demand, and a combination of these services in our customers’ offices as on-site services, often referred to as “facilities management.” We provide our core services through our suite of reprographics technology products, a national network of approximately 230 locally branded reprographics service centers, and approximately 3,300 facilities management programs at our customers’ locations throughout the country. We also sell reprographics equipment and supplies to complement our full range of service offerings. Our services are critical to our customers because they shorten their document processing and distribution time, improve the quality of their document information management, and provide a secure, controlled document management environment.

In support of our strategy to create technology standards in the reprographics industry, we license several of our reprographics technology products, including our flagship internet-based application, PlanWell, to independent reprographers. Most of our licensees are members of our wholly-owned trade organization, the PEiR Group (Profit and Education in Reprographics), through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers, while continuing to promote our reprographics technology as an industry standard.

We operate approximately 230 reprographics service centers, including 225 service centers in 170 cities in 34 states throughout the United States and the District of Columbia, five reprographics service centers in Canada, and one in Mexico City, Mexico. The majority of our reprographics service centers are located in close proximity to our customers and offer pickup and delivery services within a 15 to 30 mile radius. These service centers are arranged in a hub and satellite structure and are digitally connected as a cohesive network, allowing us to provide our services both locally and nationally. We service approximately 107,000 active customers and employ approximately 4,400 people, including a sales and customer service staff of approximately 730 employees.

In terms of revenue, number of service facilities and number of customers, we believe we are the largest company in our industry, operating in approximately eight times as many cities and with more than six times the number of service facilities as our next largest competitor. We believe that our national footprint, our suite of reprographics technology products, and our value-added services, including logistics and facilities management, provide us with a distinct competitive advantage.

While we began our operations in California and currently derive approximately 46% of our net sales from our operations in the state, we have continued to expand our geographic coverage and market share by entering complementary markets through strategic acquisitions of high-quality companies with well-recognized local brand names and, in most cases, more than 25 years of operating history. Since 1997, we have acquired more than 100 companies. It is our preferred practice to maintain the senior management of companies we acquire. As part of our growth strategy, we sometimes open or acquire branch or satellite service centers in contiguous markets, which we view as a low cost, rapid form of market expansion. Our branch openings require modest capital expenditures and are expected to generate operating profit within 12 months from opening. We opened or acquired an additional 47 production facilities in 2006, closed or consolidated 14, and ended the year with a net gain of 33 locations.

For the year ended December 31, 2006, our net sales were $591.8 million, our income from operations was $106.3 million, and our net income was $51.4 million. For the year ended December 31, 2006, we estimate that the AEC market accounted for approximately 80% of our net sales, with the remaining 20% from non-AEC markets.

Industry overview

According to the International Reprographics Association, or IRgA, and other industry sources, the reprographics industry in the United States is estimated to be approximately $4.5 billion in size. The IRgA indicates that the reprographics industry is highly fragmented, consisting of approximately 3,000 firms with average annual sales of approximately $1.5 million and 20 to 25 employees. Since construction documents are the primary medium of communication for the AEC industry, demand for reprographics services in the AEC market is closely tied to the level of activity in the construction industry, which in turn is driven by macroeconomic trends such as GDP growth, interest rates, job creation, office vacancy rates, and tax revenues. According to FMI Corporation, or FMI, a consulting firm to the construction industry, construction industry spending in the United States for 2006 was estimated at $1.2 trillion, with expenditures divided between residential construction at 53.1% and commercial and public, or non-residential, construction at 46.9%. The $4.5 billion reprographics industry is approximately 0.4% of the $1.2 trillion construction industry in the United States. Our AEC revenues are most closely correlated to the non-residential sectors of the construction industry, which sectors are the largest users of reprographics services. According to FMI, the non-residential sectors of the construction industry are projected to grow at an average of 8.6% per year over the next three years.

Market opportunities for business-to-business document management services such as ours are rapidly expanding into non-AEC industries. For example, non-AEC customers are increasingly using large and small format color imaging for point-of-purchase displays, digital publishing, presentation materials, educational materials and marketing materials as these services have become more efficient and available on a short-run, on-demand basis through digital technology. As a result, we believe that our addressable market is substantially larger than the core AEC reprographics market. We believe that the growth of non-AEC industries is generally tied to growth in the U.S. gross domestic product, or GDP, which is estimated to have grown 2.2% in 2006.

Our competitive strengths

We believe that our competitive strengths include the following:

•	Leading Market Position in Fragmented Industry. Our size and national footprint provide us with significant purchasing power, economies of scale, the ability to invest in industry-leading technologies, and the resources to service large, national customers.

•	Leader in Technology and Innovation. We believe our PlanWell online planrooms are well positioned to become the industry standard for managing and procuring reprographics services within the AEC industry. In addition, we have developed other proprietary software applications that complement PlanWell and have enabled us to improve the efficiency of our services, add complementary services and increase our revenue.

•	Extensive National Footprint with Regional Expertise. Our national network of service centers maintains local customer relationships while benefiting from our centralized corporate functions and national scale. Our service facilities are organized as hub and satellite structures within individual markets, allowing us to balance production capacity and minimize capital expenditures through technology sharing among our service centers within each market. In addition, we serve many of our national and regional customers under a single contract through our Premier Accounts business unit, while offering centralized access to project-specific services, billing, and tracking information.

•	Flexible Operating Model. By promoting regional decision making for marketing, pricing, and selling practices, we remain responsive to our customers while benefiting from the cost structure advantages of our centralized administrative functions. Our flexible operating model also allows us to capitalize on an improving business environment.

•	Consistent, Strong Cash Flow. Through management of our inventory and receivables and our low capital expenditure requirements, we have consistently generated strong cash flow from operations after capital expenditures regardless of industry and economic conditions.

•	Low Cost Operator. We believe we are one of the lowest cost operators in the reprographics industry, which we have accomplished by minimizing branch level expenses and capitalizing on our significant scale for purchasing efficiencies.

•	Experienced Management Team and Highly Trained Workforce. Our senior management team has an average of over 20 years of industry experience and it is our preferred practice to maintain the senior management of companies we acquire.

Our business strategy

We intend to strengthen our competitive position as the preferred provider of reprographics services in each market we serve. We seek to do so while increasing revenue, cash flow, profitability, and market share. Our key strategies to accomplish this objective include:

•	Facilities Management Contracts. We expect to capitalize on the continued trend of our customers to outsource their document management services, including their in-house operations. Placing equipment (and sometimes staff) in an architectural studio or construction company office remains a compelling service offering as evidenced by our nine-year compounded annual growth rate of 30% in new on-site services contracts. The renewable nature of most on-site service contracts leads us to believe that this source of revenue will continue to increase in the near term. We will continue to concentrate on developing ongoing facilities management relationships in all of the markets we serve and building our base of recurring revenue.

•	Targeted Branch Openings. Significant opportunities exist to expand our geographic coverage, capture new customers and increase our market share by opening additional satellite branches in regions near our established operations. In 2006, we opened an additional 47 branches, closed or consolidated 14, and ended the year with a net gain of 33 locations. We plan to open approximately 15 additional branches by the end of 2007. We believe that our existing corporate infrastructure is capable of supporting a much larger branch network and significantly higher revenue.

•	Strategic Acquisitions. Acquisitions have historically been an important component of our growth strategy and, accordingly, we have developed a structured approach to acquiring and integrating companies. Because our industry consists primarily of small, privately-held companies that serve only local markets, we believe that we can continue to grow our business by acquiring additional reprographics companies at reasonable prices and subsequently realizing substantial operating and purchasing synergies by leveraging our existing corporate infrastructure, best practices and economies of scale.

•	National Accounts. Our Premier Accounts business unit offers a comprehensive suite of reprographics services designed to meet the demands of large regional and national businesses. It provides local reprographics services to regional and national companies through our national network of reprographics service centers, while offering centralized access to project-specific services, billing and tracking information. Through our extensive national footprint and industry-leading technology, we believe that we are well positioned to meet the demands of national companies and will continue to capture additional revenues and customers through this business unit.

In addition, we continue to focus on creating new value-added services beyond traditional reprographics to offer all of our customers. We are actively engaged in services such as bid facilitation, print network management for offices and on-site production facilities, and on-demand color publishing. We plan to continue to capitalize on our technological innovation to enhance our existing services, add new revenue streams, and create new reprographics technologies.

Corporate background and reorganization

Our predecessor, Ford Graphics, was founded in Los Angeles, California in 1960. In 1967, this sole proprietorship was dissolved and a new corporate structure was established under the name Micro Device, Inc., which continued to provide reprographics services under the name Ford Graphics. In 1989, our current senior management team purchased Micro Device, Inc., and in November 1997 our company was recapitalized as a California limited liability company, with management retaining a 50% ownership position and the remainder owned by outside investors. In April 2000, Code Hennessy & Simmons LLC, or CHS, through its affiliates acquired a 50% stake in our company from these outside investors in the 2000 recapitalization (referred to as the “2000 recapitalization”). After the completion of this offering CHS will beneficially own less than five percent of our outstanding shares.

In February 2005, we reorganized from American Reprographics Holdings, L.L.C., a California limited liability company, or Holdings, to a Delaware corporation, American Reprographics

Company. In the reorganization, the members of Holdings exchanged their common units and options to purchase common units for shares of our common stock and options to purchase shares of our common stock. As part of our reorganization, all outstanding warrants to purchase common units of Holdings were exchanged for shares of our common stock. We conduct our operations through our wholly-owned operating subsidiary, American Reprographics Company, L.L.C., a California limited liability company, or Opco, and its subsidiaries.

The offering

Common stock offered by the selling stockholders	5,666,195 shares

Common stock to be outstanding after this offering	45,359,460 shares

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

New York Stock Exchange symbol	“ARP”

Unless otherwise noted, the information in this prospectus supplement, including the information above:

•	reflects our conversion from a California limited liability company to a Delaware corporation, which occurred on February 3, 2005;

•	reflects 45,359,460 shares of common stock outstanding at February 15, 2007;

•	excludes 1,670,900 shares of common stock subject to outstanding options at February 15, 2007 issued at a weighted average exercise price of $14.75 per share;

•	excludes 2,903,230 shares of common stock reserved for future issuance under our 2005 Stock Plan, and 378,907 shares of common stock reserved for future issuance under our 2005 Employee Stock Purchase Plan; and

•	assumes no exercise of the underwriters’ over-allotment option.

Risk factors

See “Risk factors” and the other information included in this prospectus supplement for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Summary historical and unaudited
pro forma financial data

The summary historical and unaudited pro forma financial data presented below are derived from the audited financial statements of Holdings for the fiscal years ended December 31, 2002, 2003 and 2004 and the audited financial statements of American Reprographics Company for the fiscal years ended December 31, 2005 and December 31, 2006. Except where otherwise indicated, the unaudited pro forma financial data set forth below give effect to our conversion to a Delaware corporation in February 2005. For additional information see “Capitalization” and “Selected historical financial data” in this prospectus supplement and “Management’s discussion and analysis of financial condition and results of operations” and our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Fiscal year ended
December 31,
(dollars in thousands,
except per unit / share
amounts)	2002	2003	2004	2005	2006

Statement of operations data:
Reprographics services	$324,402	$315,995	$333,305	$369,123	$438,375
Facilities management	52,290	59,311	72,360	83,125	100,158
Equipment and supplies sales	42,232	40,654	38,199	41,956	53,305

Total net sales	418,924	415,960	443,864	494,204	591,838
Cost of sales	247,778	252,028	263,787	289,580	337,509

Gross profit	171,146	163,932	180,077	204,624	254,329
Selling, general and administrative expenses	103,305	101,252	105,780	112,679	131,743
Litigation reserve	—	—	—	—	11,262
Provision for sales tax dispute settlement	—	—	1,389	—	—
Amortization of intangibles	1,498	1,709	1,695	2,120	5,055

Income from operations	66,343	60,971	71,213	89,825	106,269
Other income	541	1,024	420	381	299
Interest expense, net	(39,917)	(39,390)	(33,565)	(26,722)	(23,192)
Loss on early extinguishment of debt	—	(14,921)	—	(9,344)	—

Income before income tax provision (benefit)	26,967	7,684	38,068	54,140	83,376
Income tax provision (benefit)(1)	6,267	4,131	8,520	(6,336)	31,982

Net income	20,700	3,553	29,548	60,476	51,394
Dividends and amortization of discount on preferred equity	(3,291)	(1,730)	—	—	—

Net income attributable to common members / stockholders	17,409	1,823	29,548	60,476	51,394
Unaudited pro forma incremental income tax provision(1)	6,211	673	9,196	333	—

Unaudited pro forma net income attributable to common members / stockholders	$11,198	$1,150	$20,352	$60,143	$51,394

Net income attributable to common members / stockholders per common unit / share:
Basic	$0.48	$0.05	$0.83	$1.43	$1.14
Diluted	$0.47	$0.05	$0.79	$1.40	$1.13

Fiscal year ended December 31,	2002	2003	2004	2005	2006

Unaudited pro forma net income attributable to common members / stockholders per common unit / share:(1)
Basic	$0.31	$0.03	$0.57	$1.42	$1.14
Diluted	$0.30	$0.03	$0.54	$1.39	$1.13
Weighted average common units / shares outstanding
Basic	36,406,220	35,480,289	35,493,136	42,264,001	45,014,786
Diluted	36,723,031	37,298,349	37,464,123	43,178,001	45,594,950

Fiscal year ended
December 31,
(dollars in thousands)	2002	2003	2004	2005	2006

Other financial data:
EBIT(2)	$66,884	$61,995	$71,633	$90,206	$106,568
EBITDA(2)	$86,062	$81,932	$90,363	$109,371	$134,317
EBIT margin(2)	16.0%	14.9%	16.2%	18.2%	18.0%
EBITDA margin(2)	20.5%	19.7%	20.4%	22.1%	22.7%
Depreciation and amortization(3)	$19,178	$19,937	$18,730	$19,165	$27,749
Capital expenditures, net	$5,209	$4,992	$5,898	$5,237	$7,391
Interest expense, net	$39,917	$39,390	$33,565	$26,722	$23,192

					As of December 31, 2006
	As of December 31,					As adjusted(3)
(dollars in thousands)	2002	2003	2004	2005	Actual	(Unaudited)

Balance sheet data:
Cash and cash equivalents	$24,995	$17,315	$13,826	$22,643	$11,642	$11,192
Total assets	395,128	374,716	377,334	442,362	547,581	547,131
Long-term obligations and mandatorily redeemable preferred and common units / shares(4)	378,102	360,008	338,371	253,371	252,097	252,097
Total members’ /stockholders’ equity (deficit)(5)	(61,082)	(60,015)	(35,009)	113,569	184,244	183,794
Working capital	24,371	16,809	22,387	35,797	19,828	19,378

(1) Prior to our reorganization as a Delaware corporation in February 2005, a substantial portion of our business was operated as a limited liability company, or LLC, and taxed as a partnership. As a result, the members of the LLC paid the income taxes on the earnings. The unaudited pro forma incremental income tax provision amounts reflected in the table above were calculated as if our reorganization became effective on January 1, 2002.

(2) Non-GAAP Measures.

EBIT and EBITDA and related ratios presented in this prospectus supplement are supplemental measures of our performance that are not required by or presented in accordance with GAAP. These measures are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, income from operations, or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating, investing or financing activities as a measure of our liquidity.

EBIT represents net income before interest and taxes. EBITDA represents net income before interest, taxes, depreciation and amortization. EBIT margin is a non-GAAP measure calculated by subtracting depreciation and amortization from EBITDA and dividing the result by net sales. EBITDA margin is a non-GAAP measure calculated by dividing EBITDA by net sales.

We present EBIT and EBITDA and related ratios because we consider them important supplemental measures of our performance and liquidity. We believe investors may also find these measures meaningful, given how our management makes use of them. The following is a discussion of our use of these measures.

We use EBIT to measure and compare the performance of our operating segments. Our operating segments financial performance includes all of the operation activities except for debt and taxation which are managed at the corporate level. As a result, EBIT is the best measure of divisional profitability and the most useful metric by which to measure and compare the performance of our divisions. We also use EBIT to measure performance for determining division-level compensation and use EBITDA to measure performance for determining consolidated-level compensation. We also use EBITDA as a metric to manage cash flow from our divisions to the corporate level and to determine the financial health of each division. As noted above, because our divisions do not incur interest or income tax expense, the cash flow from each division should be equal to the corresponding EBITDA of each division, assuming no other changes to a division’s balance sheet. As a result, we reconcile EBITDA to cash flow monthly as one of our key internal controls. We also use EBIT and EBITDA to evaluate potential acquisitions and to evaluate whether to incur capital expenditures.

EBIT and EBITDA and related ratios have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

•	They do not reflect our cash expenditures, or future requirements for capital expenditures and contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	They do not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies, including companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBIT and EBITDA and related ratios should not be considered as measures of discretionary cash available to us to invest in business growth or to reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBIT and EBITDA only as supplements. For more information, see our consolidated financial statements and related notes incorporated by reference in the accompanying prospectus.

The following is a reconciliation of cash flows provided by operating activities to EBIT, EBITDA, and net income.

Fiscal year ended December 31,
(dollars in thousands)	2002	2003	2004	2005	2006

Cash flows provided by operating activities	$56,413	$48,237	$60,858	$56,648	$98,354
Changes in operating assets and liabilities	(4,040)	(1,102)	(3,830)	8,859	(10,138)
Non-cash expenses, including depreciation and amortization	(31,673)	(43,582)	(27,480)	(5,031)	(36,822)
Income tax provision (benefit)	6,267	4,131	8,520	(6,336)	31,982
Interest expense	39,917	39,390	33,565	26,722	23,192
Loss on early extinguishment of debt	—	14,921	—	9,344	—

EBIT	66,884	61,995	71,633	90,206	106,568
Depreciation and amortization	19,178	19,937	18,730	19,165	27,749

EBITDA	86,062	81,932	90,363	109,371	134,317
Interest expense	(39,917)	(39,390)	(33,565)	(26,722)	(23,192)
Loss on early extinguishment of debt	—	(14,921)	—	(9,344)	—
Income tax (provision) benefit	(6,267)	(4,131)	(8,520)	6,336	(31,982)
Depreciation and amortization	(19,178)	(19,937)	(18,730)	(19,165)	(27,749)
Dividends and amortization of discount on preferred equity	(3,291)	(1,730)	—	—	—

Net income	$17,409	$1,823	$29,548	$60,476	$51,394

The following is a reconciliation of net income to EBITDA:

Fiscal year ended December 31,
(dollars in thousands)	2002	2003	2004	2005	2006

Net income	$17,409	$1,823	$29,548	$60,476	$51,394
Dividends and amortization of discount on preferred equity	3,291	1,730	—	—	—
Interest expense, net	39,917	39,390	33,565	26,722	23,192
Loss on early extinguishment of debt	—	14,921	—	9,344	—
Income tax provision (benefit)	6,267	4,131	8,520	(6,336)	31,982
Depreciation and amortization	19,178	19,937	18,730	19,165	27,749

EBITDA	$86,062	$81,932	$90,363	$109,371	$134,317

The following is a reconciliation of our net income margin to EBIT margin and EBITDA margin

As a percentage of net sales for fiscal year ended December 31,	2002	2003	2004	2005	2006

Net income margin	4.9%	0.9%	6.7%	12.2%	8.7%
Interest expense, net	9.5	9.5	7.6	5.4	3.9
Income tax provision (benefit)	1.5	1.0	1.9	(1.3)	5.4
Loss on early extinguishment of debt	—	3.6	—	1.9	—

EBIT margin	16.0	14.9	16.2	18.2	18.0
Depreciation and amortization	4.6	4.8	4.2	3.9	4.7

EBITDA margin	20.5%	19.7%	20.4%	22.1%	22.7%

(3) Adjusted to reflect the payment of the estimated expenses of the offering.

(4) In July 2003, we adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” In accordance with SFAS No. 150, the redeemable preferred equity of Holdings has been reclassified in our financial statements as a component of our total debt upon our adoption of this new standard. The redeemable preferred equity amounted to $25.8 million as of December 31, 2003 and $27.8 million as of December 31, 2004. SFAS No. 150 does not permit the restatement of financial statements for periods prior to the adoption of this standard.

(5) Reflects an $88.8 million cash distribution to Holdings’ common unit holders in connection with the 2000 recapitalization and the reclassification of $20.3 million of preferred equity issued in connection with the 2000 recapitalization upon the adoption of SFAS No. 150 in July 2003.

Risk factors

Investing in our common stock involves a number of risks. You should carefully consider all of the information contained or incorporated in this prospectus supplement or the accompanying prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 1, 2007 and in our other SEC periodic reports, before investing in the common stock offered pursuant to this prospectus supplement. We may encounter risks in addition to those described in this prospectus supplement, the accompanying prospectus and in our SEC periodic reports. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair or adversely affect our results of operations and financial condition. This could cause the trading price of our common stock to decline, perhaps significantly.

Forward-looking statements

Some statements and disclosures in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, are “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus supplement and accompanying prospectus, including the documents incorporated by reference. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus supplement and accompanying prospectus are set forth in, or incorporated by reference into, this prospectus supplement and accompanying prospectus, including the factors described in the section entitled “Forward-looking statements” and “Risk factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this prospectus supplement and accompanying prospectus might not occur.

Use of proceeds

We will not receive any of the proceeds from the sale of shares by the selling stockholders or upon any exercise of the underwriters’ over-allotment option.

Under the terms of our investor rights agreement with the selling stockholders, other than Rahul K. Roy, we are bearing all of the expenses of this offering, except that the selling stockholders will pay their pro rata share of underwriting discounts and commissions and the fees and expenses of legal counsel for the selling stockholders if more than one counsel. Rahul K. Roy will bear his own pro rata share of such offering expenses.

Price range of common stock

Our common stock has been traded on the New York Stock Exchange under the symbol “ARP” since February 4, 2005, when it was first listed in connection with our initial public offering. Prior to that time there was no public market for our stock. The following table lists quarterly information on the price range of our common stock based on the high and low reported sales prices for our common stock as reported by the New York Stock Exchange for the periods indicated below.

	High	Low

Year ended December 31, 2005:
First quarter (from February 4, 2005)	$15.64	$13.00
Second quarter	$16.20	$13.42
Third quarter	$18.29	$15.85
Fourth quarter	$25.95	$16.55
Year ended December 31, 2006:
First quarter	$35.80	$25.00
Second quarter	$38.98	$30.06
Third quarter	$38.51	$28.45
Fourth quarter	$36.27	$29.16
Year ending December 31, 2007:
First quarter (through March 8, 2007)	$35.32	$29.99

The last reported sales price of our common stock on the New York Stock Exchange was $32.67 per share on March 8, 2007. There were 36 holders of record of our common stock as of February 21, 2007.

Dividend policy

We have never declared or paid cash dividends on our common equity. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with certain covenants under our credit facilities, which restrict or limit our ability to declare or pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as of December 31, 2006:

•	on an actual basis; and

•	on an “as adjusted” basis to reflect the payment of the estimated expenses of this offering.

This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, including the related notes, in our Annual Report on Form 10-K for the year ended December 31, 2006.

As of December 31, 2006
(In thousands)	Actual	As adjusted

Cash and cash equivalents	$11,642	$11,192

Long-term debt, excluding current maturities:
Existing senior secured credit facilities(1)	$213,494	$213,494
Capital leases	23,074	23,074
Seller notes from acquisitions(2)	15,529	15,529

Total long-term debt	252,097	252,097

Total equity / deficit:
Preferred stock, par value $0.001 per share — 25,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.001 per share — 150,000,000 shares authorized; 45,346,099 issued and outstanding	45	45
Additional paid-in-capital	75,465	75,465
Deferred stock-based compensation	(1,224)	(1,224)
Accumulated equity:
Accumulated earnings from inception, less distributions to members / stockholders(3)	109,955	109,505
Accumulated other comprehensive income	3	3

Total equity	184,244	183,794

Total capitalization	$436,341	$435,891

(1) At December 31, 2006, our senior secured credit facilities consisted of a $310.6 million term loan facility, of which $215.7 million was outstanding at December 31, 2006, and a $30.0 million revolving credit facility, of which zero was outstanding at December 31, 2006.

(2) The seller notes were issued in connection with certain acquisitions, with interest rates ranging between 5.0% and 7.1% and maturities between 2007 and 2012.

(3) Accumulated earnings from inception includes the income tax effects of the corporate conversion which resulted in an income tax benefit of $27.7 million.

Selected historical financial data

The selected historical financial data presented below are derived from the audited financial statements of Holdings for the fiscal years ended December 31, 2002, 2003 and 2004 and the audited financial statements of American Reprographics Company for the fiscal years ended December 31, 2005 and December 31, 2006. The selected historical financial data set forth below does not purport to represent what our financial position or results of operations might be for any future period or date. The financial data set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

Fiscal year ended December 31,
(dollars in thousands)	2002	2003	2004	2005	2006

Statement of operations data:
Reprographics services	$324,402	$315,995	$333,305	$369,123	$438,375
Facilities management	52,290	59,311	72,360	83,125	100,158
Equipment and supplies sales	42,232	40,654	38,199	41,956	53,305

Total net sales	418,924	415,960	443,864	494,204	591,838
Cost of sales	247,778	252,028	263,787	289,580	337,509

Gross profit	171,146	163,932	180,077	204,624	254,329
Selling, general and administrative expenses	103,305	101,252	105,780	112,679	131,743
Litigation reserve	—	—	—	—	11,262
Provision for sales tax dispute settlement	—	—	1,389	—	—
Amortization of intangibles	1,498	1,709	1,695	2,120	5,055

Income from operations	66,343	60,971	71,213	89,825	106,269
Other income, net	541	1,024	420	381	299
Interest expense	(39,917)	(39,390)	(33,565)	(26,722)	(23,192)
Loss on early extinguishment of debt	—	(14,921)	—	(9,344)	—

Income before income tax provision (benefit)	26,967	7,684	38,068	54,140	83,376
Income tax provision (benefit)(1)	6,267	4,131	8,520	(6,336)	31,982

Net income	20,700	3,553	29,548	60,476	51,394
Dividends and amortization of discount on preferred equity	(3,291)	(1,730)	—	—	—

Net income attributable to common member / stockholders	$17,409	$1,823	$29,548	$60,476	$51,394

Fiscal year ended December 31,	2002	2003	2004	2005	2006

Earnings per share:
Basic	$0.48	$0.05	$0.83	$1.43	$1.14
Diluted	0.47	0.05	0.79	1.40	1.13
Weighted average common units / shares outstanding
Basic	36,406,220	35,480,289	35,493,136	42,264,001	45,014,786
Diluted	36,723,031	37,298,349	37,464,123	43,178,001	45,594,950

Fiscal year ended December 31,
(dollars in thousands)	2002	2003	2004	2005	2006

Other financial data:
Depreciation and amortization	$19,178	$19,937	$18,730	$19,165	$27,749
Capital expenditures, net	5,209	4,992	5,898	5,237	7,391
Interest expense, net	39,917	39,390	33,565	26,722	23,192

As of December 31,
(dollars in thousands)	2002	2003	2004	2005	2006

Balance sheet data:
Cash and cash equivalents	$24,995	$17,315	$13,826	$22,643	$11,642
Total assets	395,128	374,716	377,334	442,362	547,581
Long-term obligations and mandatorily redeemable preferred and common units / shares(2)	378,102	360,008	338,371	253,371	252,097
Total members’ /stockholders’ equity (deficit)(1)	(61,082)	(60,015)	(35,009)	113,569	184,244
Working capital	24,371	16,809	22,387	35,797	19,828

(1) The company was reorganized from a California limited liability company to a Delaware corporation immediately prior to the consummation of our initial public offering on February 9, 2005. As a result of that reorganization, a deferred tax benefit of $27,701 was booked concurrent with the consummation of the IPO.

(2) In July 2003, we adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” In accordance with SFAS No. 150, the redeemable preferred equity of Holdings has been reclassified in our financial statements as a component of our total debt upon our adoption of this new standard. The redeemable preferred equity amounted to $25.8 million as of December 31, 2003 and $27.8 million as of December 31, 2004. SFAS No. 150 does not permit the restatement of financial statements for periods prior to the adoption of this standard.

Selling stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of February 15, 2007, and as adjusted to reflect the sale of the shares of common stock offered in this offering, for each stockholder selling shares in this offering.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after February 15, 2007 through the exercise of any stock option or other right. The applicable percentage of ownership for each stockholder is based on 45,359,460 shares of common stock outstanding as of February 15, 2007, together with applicable options for that stockholder. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

	Share beneficially			Share beneficially
	owned prior to			owned after
	this offering*		Shares	this offering*
	Number	Percentage	offered	Number	Percentage
	of shares	of class	hereby(1)	of shares	of class

ARC Acquisition Co., L.L.C. (2)	6,150,643	13.6%	4,700,000	1,450,643	3.2%
CHS Associates IV (3)	10,100	**	8,783	1,317	**
Paige Walsh	523	**	455	68	**
Sathiyamurthy Chandramohan(4)(5)(6)(7)(8)	9,877,448	21.8%	870,000	7,179,663	15.8%
Rahul K. Roy(9)	475,253	1.0%	86,957	388,296	**

 * Assumes underwriters have not exercised their option to purchase additional shares.

** Less than one percent of the outstanding shares of common stock.

(1) If the underwriters’ overallotment option is exercised in full, the additional shares sold would be allocated among the selling stockholders as follows:

		Shares beneficially
		owned assuming
		exercise of
	Shares beneficially	overallotment option
	owned subject to	Number	Percentage
	overallotment option	of shares	of class

ARC Acquisition Co., L.L.C. (2)	705,000	745,643	1.6%
CHS Associates IV (3)	1,317	0	**
Paige Walsh	68	0	**
Sathiyamurthy Chandramohan(4)(5)(6)(7)(8)	130,000	7,049,663	15.5%
Rahul K. Roy(9)	13,043	375,253	**

If the underwriters’ overallotment option is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

(2) The shares held by ARC Acquisition Co., L.L.C. were issued on February 3, 2005 in exchange for ownership units in our predecessor. The units were originally acquired in April 2000 from certain unitholders of our predecessor company. The sole member of ARC Acquisition Co., L.L.C. is Code Hennessey & Simmons IV LP. The general partner of Code Hennessy & Simmons IV LP is CHS Management IV LP. The general partner of CHS Management IV LP is Code Hennessy & Simmons LLC. Code Hennessy & Simmons LLC, CHS Management IV LP and Code Hennessy & Simmons IV LP may be deemed to beneficially own these shares, but disclaim beneficial ownership of shares in which they do not have a pecuniary interest. The investment committee of Code Hennessy & Simmons LLC is composed of Andrew W. Code, Daniel J. Hennessy, Brian P. Simmons, Thomas J. Formolo, Peter M.

Gotsch, Steven R. Brown, David O. Hawkins and Richard A. Lobo. Messrs. Code, Hennessy, Simmons, Formolo, Gotsch, Brown, Hawkins and Lobo may be deemed to beneficially own these shares due to the fact that they share investment and voting control over shares held by ARC Acquisition Co., L.L.C., but disclaim beneficial ownership of shares in which they do not have a pecuniary interest. Andrew W. Code, a member of Code, Hennessy & Simmons LLC was a member of our board of directors from October 2004 until January 2006 and was an advisor of Holdings from May 2002 until January 2005. Thomas J. Formolo served as an advisor of Holdings from April 2000 until January 2005 and has served as a member of our board of directors since October 2004.

(3) The shares held by CHS Associates IV were issued on February 3, 2005 in exchange for ownership units in our predecessor. The units were originally acquired in April 2000 from certain unitholders of our predecessor company. The managing general partner of CHS Associates IV is Code Hennessy & Simmons LLC. Code Hennessy & Simmons LLC may be deemed to beneficially own these shares, but disclaims beneficial ownership of shares in which it does not have a pecuniary interest.

(4) Mr. Chandramohan is the Chief Executive Officer and Chairman of the Board of American Reprographics Company. The shares held by Mr. Chandramohan were issued on February 5, 2005 in exchange for ownership units in our predecessor.

(5) Includes 1,857,474 shares held by OCB Reprographics, Inc. As Mr. Chandramohan has an ownership interest of 22.4% in OCB Reprographics, Inc. and serves on its board of directors, he could be deemed to have beneficial ownership of all these shares. Mr. Chandramohan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The post-offering ownership of Mr. Chandramohan assumes that OCB Reprographics, Inc. will make a liquidating distribution to its shareholders in which Mr. Chandramohan will receive 416,074 shares. Therefore, the post-offering ownership of Mr. Chandramohan does not reflect beneficial ownership of any other shares held by OCB Reprographics, Inc.

(6) Includes 5,684,842 shares held by Micro Device, Inc. As Mr. Chandramohan has an ownership interest of 56% in Micro Device, Inc. and serves on its board of directors, he could be deemed to have beneficial ownership of all these shares. Mr. Chandramohan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(7) Includes 666,181 shares held by Brownies Blueprint, Inc. As Mr. Chandramohan has an ownership interest of 42% in Brownies Blueprint, Inc. and serves on its board of directors, he could be deemed to have beneficial ownership of all these shares. Mr. Chandramohan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The post-offering ownership of Mr Chandramohan assumes that Brownies Blueprint, Inc. will make a liquidating distribution to its shareholders in which Mr. Chandramohan will receive 279,796 shares. Therefore, the post-offering ownership of Mr Chandramohan does not reflect beneficial ownership of any other shares held by Brownies Blueprint, Inc.

(8) Includes 690,437 shares held by Dieterich Post Company. As Mr. Chandramohan has an ownership interest of 47.6% in Dieterich Post Company and serves on its board of directors, he could be deemed to have beneficial ownership of all these shares. Mr. Chandramohan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(9) Includes 447,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of February 15, 2007, of which 86,957 options will be exercised in connection with the offering and an additional 13,043 options will be exercised if the underwriters’ over-allotment option is exercised in full and 28,253 shares which remain subject to a reacquisition option in favor of American Reprographics Company for failure to satisfactorily maintain and enhance our Sub-Hub software product, which reacquisition option lapses on November 10, 2011.

Underwriting

The selling stockholders are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are acting as joint book-running managers and joint lead managers for this offering. Subject to the terms and conditions set forth in an underwriting agreement, the selling stockholders have agreed to sell to each underwriter named below, and such underwriters have agreed to purchase, the number of shares of common stock set forth opposite their names below:

Number
of
Underwriter	shares

J.P. Morgan Securities Inc.	1,983,168
Goldman, Sachs & Co.	1,416,549
Robert W. Baird & Co. Incorporated	708,274
CIBC World Markets Corp.	708,274
William Blair & Company, L.L.C.	566,620
Credit Suisse Securities (USA) LLC	283,310

Total	5,666,195

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to conditions customary for offerings of this type. The underwriters are committed to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

Certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 849,428 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts and commissions that the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Paid by selling stockholders
	No	Full
	over-allotment	over-allotment
	exercise	exercise

Per share	$1.531875	$1.531875
Total	$8,679,902	$9,981,120

The underwriters initially propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at the public offering price less a concession not to exceed $0.8225 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.1000 per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

Our common stock is traded on the New York Stock Exchange under the symbol “ARP.”

We, the selling stockholders, our directors and executive officers and certain other stockholders have agreed with the underwriters that we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, will not, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co.:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of our common stock to the underwriters in connection with this offering;

•	the granting by us of options to purchase shares of our common stock under existing employee stock plans;

•	the issuance by us of shares of our common stock upon the exercise of options granted under existing employee stock plans;

•	the granting by us of shares of our common stock under existing employee stock plans;

•	shares of our common stock acquired in open market transactions by any person other than us;

•	transfers to wholly-owned subsidiaries of an entity other than us of shares of our common stock or securities convertible into shares of our common stock;

•	transfers or distributions by any entity other than us of shares of our common stock or securities convertible into shares of our common stock to members, partners or stockholders of the transferor;

•	transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock as a bona fide gift or gifts; or

•	transfers by any person other than us of shares of our common stock or securities convertible into shares of our common stock to any trust for the direct or indirect benefit of the transferor and/or his or her immediate family members;

provided that in the case of each of the last four transactions above, each donee, distributee, transferee or recipient agrees to be subject to the restrictions described in the immediately preceding paragraph. In addition, our directors, executive officers, the selling stockholders and certain other stockholders have agreed that, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., they will not, during the period ending 90 days after the date of this prospectus, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

J.P. Morgan Securities Inc. and Goldman, Sachs & Co. may release any of the securities subject to these lock-up agreements at any time without notice. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. have advised us that they will determine to waive or shorten the lock-ups on a case-by-case basis after considering such factors as the current equity market conditions, the performance of the price of our common stock since the offering and the likely impact of any waiver on the price of our common stock, and the requesting party’s reason for making the request. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. have advised us that they have no present intent or arrangement to release any of the securities subject to these lock-up agreements.

We or the selling stockholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in their transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act in connection with this offering. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock on the New York Stock Exchange following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more shares of common stock in connection with this offering than they are committed to purchase from us and the selling stockholders. In addition, the underwriters may impose “penalty bids” under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to shares of common stock that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the New York Stock Exchange may engage in passive market making transactions in our common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

Each of the underwriters has represented and agreed that:

(a)     it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)     it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a)     to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)     to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)     to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)     in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement and accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our total expenses attributable to this offering will be approximately $450,000, excluding underwriting discounts and commissions which are payable by the selling stockholders.

In the ordinary course of the underwriters’ respective businesses, the underwriters and their affiliates have engaged and may engage in commercial, investment banking and other advisory transactions with us or the selling stockholders for which they have received and will receive customary fees and expenses.

S. Chandramohan, the Chief Executive Officer of the company, maintains a private investment account with Goldman, Sachs & Co. In connection with a project to construct a new Goldman, Sachs & Co. headquarters in New York City, following a competitive bidding process, the developer, with Goldman, Sachs & Co.’s concurrence, has selected ARC to provide reprographics services for the project.

Validity of common stock

The validity of the shares of common stock being offered will be passed upon for American Reprographics Company by Hanson, Bridgett, Marcus, Vlahos & Rudy, LLP, San Francisco, California, and for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

Prospectus

6,515,623 Shares

Common Stock

Certain stockholders named in this prospectus or in any supplement to this prospectus may sell up to 6,515,623 shares of common stock from time to time. In the prospectus supplement relating to such sales, we will identify each selling stockholder and the number of shares of our common stock that each selling stockholder will be selling. We will not receive any proceeds from the sale of common stock by the selling stockholders.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement. We urge you to read carefully this prospectus and the applicable prospectus supplement before you make your investment decision.

Our common stock trades on the New York Stock Exchange under the symbol “ARP.” On February 28, 2007, the last reported sales price of a share of our common stock was $33.11.

Investing in our securities involves risks. You should carefully consider the risk factors set forth in the applicable supplement to this prospectus before investing in any securities that may be offered. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 1, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus or the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since then. We are not making an offer to sell the securities offered by this prospectus in any jurisdiction where the offer or sale is not permitted.

i

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using the SEC’s shelf registration process. Under this shelf registration process, certain stockholders to be named in a supplement to this prospectus may sell up to 6,515,623 shares of common stock in one or more offerings.

This prospectus provides you with a general description of the securities the selling stockholders may sell. Each time the selling stockholders sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read this prospectus, the applicable prospectus supplement, and the additional information described below under the headings “Where you can find more information” and “Certain documents incorporated by reference.”

In this prospectus we use the terms “American Reprographics,” “we,” “us,” “our,” and “our company” and similar phrases to refer to American Reprographics Company, a Delaware corporation, and its consolidated subsidiaries.

American Reprographics Company

We are the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction industry, or AEC industry. We also provide these services to companies in non-AEC industries, such as technology, financial services, retail, entertainment, and food and hospitality, that require sophisticated document management services similar to our core AEC offerings. Reprographics services typically encompass the digital management and reproduction of construction documents or other graphics-related material and the corresponding finishing and distribution services. The business-to-business services we provide to our customers include document management, document distribution and logistics, print-on-demand, and a combination of these services in our customers’ offices as on-site services, often referred to as “facilities management.” We provide our core services through our suite of reprographics technology products, a national network of approximately 230 locally branded reprographics service centers, and approximately 3,300 facilities management programs at our customers’ locations throughout the country. We also sell reprographics equipment and supplies to complement our full range of service offerings. In support of our strategy to create technology standards in the reprographics industry, we license several of our reprographics technology products, including our flagship internet-based application, PlanWell, to independent reprographers. Most of our licensees are members of our wholly-owned trade organization, the PEiR Group (Profit and Education in Reprographics), through which we charge membership fees and provide purchasing, technology and educational benefits to other reprographers, while continuing to promote our reprographics technology as an industry standard. Our services are critical to our customers because they shorten their document processing and distribution time, improve the quality of their document information management, and provide a secure, controlled document management environment.

Our main office is located at 700 North Central Avenue, Suite 550, Glendale, California 91203 and our telephone number is (818) 500-0225.

Risk factors

Investing in the securities to be offered pursuant to this prospectus and any applicable prospectus supplement may involve a high degree of risk. You should carefully consider the important factors set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 1, 2007, the applicable prospectus supplement and in other periodic reports we file with the SEC before investing in any securities that may be offered.

Forward-looking statements

Some statements and disclosures in this prospectus, including the documents incorporated by reference, are “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus, including the documents incorporated by reference. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in, or incorporated by reference into, this prospectus, including, but not limited to, the factors described in the sections entitled “Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and any related prospectus supplement. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in, or imply by, any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances.

Use of proceeds

We are registering the shares of our common stock offered by this prospectus and the applicable prospectus supplement for the account of the selling stockholders identified in the applicable prospectus supplement in the section entitled “Selling stockholders”. All of the net proceeds from the sale of our common stock by this prospectus and the applicable prospectus supplement will go to the selling stockholders who offer and sell their shares of our common stock. We will not receive any part of the proceeds from the sale of these shares.

Selling stockholders

This prospectus covers the offering for resale of up to 6,515,623 shares of common stock held by selling stockholders. The applicable prospectus supplement will set forth, with respect to each selling stockholder:

•	the name of the selling stockholder;

•	the nature of the position, office or other material relationship which the selling stockholder will have had within the prior three years with us or any of our affiliates;

•	the number of shares of common stock owned by the selling stockholder prior to the offering;

•	the number of shares of common stock to be offered for the selling stockholder’s account; and

•	the amount and (if one percent or more) the percentage of shares of common stock to be owned by the selling stockholder after the completion of the offering.

Pursuant to our agreements with certain of the selling stockholders, all expenses incurred, excluding underwriting discounts and commissions, in connection with the offering of the shares of common stock owned by the selling stockholders, other than those selling stockholders identified in the applicable prospectus supplement, will be borne by us.

Description of common stock and preferred stock

Our authorized capital stock consists of 150,000,000 shares of common stock, $.001 par value per share, and 25,000,000 shares of undesignated preferred stock, $.001 par value per share. As of February 15, 2007, 45,359,460 shares of common stock were issued and outstanding, and no shares of our preferred stock were outstanding.

The following description of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by the terms of our capital stock contained in our amended and restated certificate of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

Common stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and any shares of common stock to be issued pursuant to this prospectus will be, fully paid and non-assessable.

Preferred stock

The board of directors has the authority, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock, $.001 par value, in one or more series. The board of directors also has the authority to designate the rights, preferences, privileges, and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Certain effects of authorized but unissued stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares in a strategic transaction to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Registration rights agreement

As of February 15, 2007, holders of 14,958,657 shares of common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or Securities Act. These registration rights are contained in a registration rights agreement and are described below.

Demand Registrations. The holders of a majority of the registrable securities held by ARC Acquisition Co., L.L.C. and the holders of a majority of the registrable securities held by Messrs. Chandramohan and Suriyakumar (or entities in which they control a majority of the voting shares) are each entitled (as a group) to request up to two registrations on Form S-1 or similar long-form registration statements, respectively, and two short-form registrations on Form S-2, Form S-3 or any similar short-form registration statements, respectively. The holders of a majority of all other registrable securities under this agreement are entitled to request one short-form registration.

Piggyback Rights. The holders of registrable securities other than those originally requesting registration pursuant to a demand registration can request to participate in, or “piggyback” on, any demand registration.

Piggyback Registrations. If we propose to register any of our equity securities under the Securities Act (other than pursuant to a demand registration of registrable securities or a registration on Form S-4 or Form S-8) for us or for holders of securities other than the registrable securities, we will offer the holders of registrable securities the opportunity to register their registrable securities.

Conditions and Limitations; Expenses. The registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances. We will pay the registration expenses of the holders of registrable securities in demand registrations and piggyback registrations in connection with the registration rights agreement.

Delaware anti-takeover law and charter and bylaw provisions

Provisions of Delaware law and our charter documents could make the acquisition of our company and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate with it first. We believe that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Section 203. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders.

Special Stockholder Meetings. Our amended and restated certificate of incorporation provides that special meetings of the stockholders for any purpose or purposes, unless required by law, may only be called by the board of directors, the chairman of the board, if any, the chief executive officer or the president. This limitation on the ability to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board with respect to unsolicited takeover bids. In addition, the limited ability to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Board of Directors. Subject to the rights of the holders of any outstanding series of preferred stock, our amended and restated certificate of incorporation authorizes only the board of directors to fill vacancies, including newly created directorships. Our amended and restated certificate of incorporation also provides that directors may be removed by stockholders only by affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

Supermajority Vote to Amend Charter and Bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws each provide that our bylaws may be amended by our stockholders only with a two-thirds vote of the outstanding shares. In addition, our amended and restated certificate of incorporation provides that its provisions related to, among other things, limitation of director liability and indemnification may only be amended by a two-thirds vote of the outstanding shares.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The amended and restated bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, the chief executive officer and the president. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, and the president.

Advance Notice Procedures. Our amended and restated bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders.

Indemnification provisions

Our amended and restated certificate of incorporation limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law expressly permits a corporation to provide that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These express limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

The provisions of Delaware law that relate to indemnification expressly state that the rights provided by the statute are not exclusive and are in addition to any rights provided in a certificate of incorporation, bylaws, agreement or otherwise. Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers, to the maximum extent permitted by law and that we may indemnify other employees and agents. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent. We have an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. We believe that these provisions and policies will help us attract and retain qualified persons.

The limited liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and any related indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, employees, and agents under our amended and restated certificate of incorporation, our amended and restated bylaws or any related indemnification agreements we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “ARP.”

Plan of distribution

The selling stockholders may sell the common stock:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

We will describe in a prospectus supplement, the particular terms of the offering of the common stock, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds the selling stockholders will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any other information we think is important.

If the selling stockholders use underwriters in the sale, such underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any of the securities are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

The selling stockholders may sell offered securities through agents designated by the selling stockholders. Any agent involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable to that agent will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents have agreed to use their reasonable best efforts to solicit purchases for the period of their appointment.

The selling stockholders also may sell offered securities directly. In this case, no underwriters or agents would be involved.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions.

If so, the third parties may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

The selling stockholders may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus.

Underwriters, dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from the selling stockholders and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement. In compliance with the guidelines of the NASD, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate principal amount of the securities offered pursuant to a prospectus supplement.

Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

We or the selling stockholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may over allot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover over allotments or to stabilize the price of such securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities or any such other securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transaction or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

Validity of the securities

The validity of the shares of common stock will be passed upon for American Reprographics Company by Hanson, Bridgett, Marcus, Vlahos & Rudy, LLP, San Francisco, California.

Experts

The financial statements incorporated in this prospectus by reference to the American Reprographics Company’s Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also obtain information about us at our Internet website at http://www.e-arc.com. However, the information on our website does not constitute a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

Certain documents incorporated by reference

In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Notwithstanding this statement, however, you may rely on information that has been filed at the time you made your investment decision. We incorporate by reference the documents listed below:

(a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 1, 2007; and

(b) The description of our common stock that is contained in the registration statement on Form 8-A filed on January 13, 2005 (File No. 001-32407) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or (1) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (2) after the date of this prospectus and prior to the termination of any offering made hereby.

You may request a printed copy of these filings, at no cost, by writing or telephoning us at the following address:
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596
Attention: Investor Relations
Telephone: 1-925-949-5100

You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the document. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequent incorporated document, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

5,666,195 shares

Common stock

Prospectus Supplement

JPMorgan	Goldman, Sachs & Co.

Robert W. Baird & Co.	CIBC World Markets

William Blair & Company	Credit Suisse

Prospectus Supplement dated March 8, 2007

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date of each such document only, regardless of the time of delivery of this prospectus supplement or any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus supplement and the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompany prospectus applicable to those jurisdictions.